Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

		Fiscal Year Ended June 30,
(in millions)	3 Months Ended September 30, 2011	2011	2010	2009	2008	2007
Pretax Income from Continuing Operations	$83	$415	$341	$337	$448	$179
Fixed Charges (per below)	27	109	135	96	102	84
Interest Capitalized	—	(3)	(2)	—	(1)	—

Earnings	$110	$521	$474	$433	$549	$263

Interest and Other Financial Charges	$23	$93	$118	$82	$90	$77
Interest Portion of Rental Expense	4	16	17	14	12	7

Fixed Charges	$27	$109	$135	$96	$102	$84

Ratio of Earnings to Fixed Charges	4.1	4.8	3.5	4.5	5.4	3.1